    July 2, 2009

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          On Assignment, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 16, 2009

Form 10-Q for Fiscal Quarter Ended March 31, 2009
File No. 000-20540

Dear Mr. Spirgel:

This letter is being submitted in reference to the Securities and Exchange Commission’s letter to James L. Brill, Chief Financial Officer of On Assignment, Inc. (the “Company”), dated June 22, 2009 (the “Comment Letter”), with respect to the above-referenced filings.

This letter confirms the oral request that the Company be granted an extension of time to provide a response to the Comment Letter made during my conversation with Melissa Kindelan on July 1, 2009.  As conveyed in that request, the Company will file a response to the Comment Letter on or before July 21, 2009

If you require additional information, please feel free to contact me at (818) 871-3374.

    Sincerely,

    /s/ James L. Brill
                             James L. Brill
    Chief Financial Officer